                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   ----------


                                    FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from __________________ to________________

                          Commission file number 0-7949

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        FIRST HAWAIIAN, INC. FUTURE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              FIRST HAWAIIAN, INC.

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                                      PAGE
 Report of Independent Accountants                                                      2

 Financial Statements:
   Statements of net assets available for plan benefits
     at December 31, 1997 and 1996                                                      3
   Statements of changes in net assets available for plan
     benefits for the years ended December 31, 1997 and 1996                            4
   Notes to financial statements                                                        5

 Supplemental Schedules:
   Item 27a - Schedule of assets held for investment purposes
     at December 31, 1997                                                              18
   Item 27d - Schedule of reportable transactions
     for the year ended December 31, 1997                                              19

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Future Plan Committee
  of First Hawaiian, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Future Plan (the "Plan") of First Hawaiian, Inc. (the "Company") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in Note 7 is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Honolulu, Hawaii
May 12, 1998

                        FIRST HAWAIIAN, INC. FUTURE PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996



                                                        1997             1996
                                                    -----------      -----------
ASSETS
  Investments, at fair value (note 4)               $10,502,504       $4,011,407
  Cash                                                       --               30
  Contributions receivable from employer              1,384,773        1,311,813
  Interest and dividends receivable                          --           32,839
                                                    -----------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS              $11,887,277       $5,356,089
                                                    ===========      ===========


    The accompanying notes are an integral part of the financial statements.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (NOTE 7)
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                        1997             1996
                                                    -----------      -----------
ADDITIONS
  Employer contributions                            $ 5,616,761       $5,132,975
  Net appreciation of investments (note 4)              636,815          147,192
  Interest and dividend income                          708,568           92,741
                                                    -----------      -----------
                                                      6,962,144        5,372,908
                                                    -----------      -----------
DEDUCTIONS
  Payments made to participants                         333,568           15,171
  Administrative expenses                                97,388            1,648
                                                    -----------      -----------
                                                        430,956           16,819
                                                    -----------      -----------
      Increase in net assets                          6,531,188        5,356,089

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year                                   5,356,089               --
                                                    -----------      -----------
  End of year                                       $11,887,277       $5,356,089
                                                    ===========      ===========


    The accompanying notes are an integral part of the financial statements.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES IN FINANCIAL STATEMENTS -

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

    The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

VALUATION OF INVESTMENTS AT FAIR VALUE -

    Investments in securities (i.e., common stocks and mutual funds) traded on national securities exchanges are valued at the last reported sales price on the last business day of the year. Investments in such securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

    Investments in the First Hawaiian Bank Investment Funds for Employee Benefit Trusts are valued at the unit share value as determined by the funds. The investment funds value their investments in securities using the methods described above. The unit share value is determined by dividing net assets of the fund by the number of unit shares.

    Notes and mortgages are valued at the lower of the unpaid principal balance or estimated realizable value.

    The guaranteed investment contract fund is valued at the unit share value as reported by the fund.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS


FUTURE PLAN STRUCTURE -

    Prior to May 1, 1997, participants in the Plan could direct the Trustee to invest their portion of the annual Company contribution or reallocate their entire Future Plan Account to any of the following trust fund investments:
    First Hawaiian Bank Equity Fund, First Hawaiian Bank Fixed Income Fund, Guaranteed Investment Contract Fund, and First Hawaiian Bank Investment Monitor Account ("IMA") Fund.

    On May 1, 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of directing the Trustee to invest their portion of the annual Company contribution or reallocate their entire Future Plan Account to any one of the following funds: Putnam Voyager Fund, Putnam Income Fund, Stable Value Fund, Putnam Vista Fund, First Hawaiian, Inc. Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, and Putnam New Opportunities Fund.

OTHER -

    Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation and net realized gains or losses for the year are netted and reflected in the statement of changes in net assets available for plan benefits.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS


2.  DESCRIPTION OF PLAN

The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan commenced operations effective January 1, 1996. The significant provisions and benefits under the Plan are as follows:

   PARTICIPATION:                Employees who receive from the Company or
                                 certain subsidiaries a regular stated
                                 compensation other than a pension, severance pay, retainer or fee under contract are eligible under the Plan. Eligible employees become members on the first day of the month coinciding with or following the completion of one year of service in which the employee worked 1,000 hours and attained age 21 or the date the employee becomes eligible.

   VESTING OF BENEFITS:          100% after five years of service.  Full vesting
                                 is provided in case of a member's death, retirement or disability regardless of years of service.

   CONTRIBUTIONS - COMPANY:      4.5% of member's pay up to the social  security
                                 taxable wage base (approximately $65,400 in 1997) plus 9% of member's pay over the social security taxable wage base.

                                 Additional contributions shall be made between 1996-2002 for certain eligible employees in an amount equal to the percentage of a member's compensation for such plan year as follows:

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS


                                                                           Additional
                                            Age plus credited             Participating
                                              service as of                Employer
                                            December 31, 1995              Contribution
                                            -----------------              ------------
                                                 60-61                          2%

                                                 62-63                          3%

                                                 64-66                          4%

                                                 67-69                          5%

                                                 70+                            6%

   CONTRIBUTIONS - PARTICIPANT:  None.

   LOANS FROM MEMBER ACCOUNTS:   Not available.

   TREATMENT OF FORFEITURES:     Forfeitures are applied to reduce future
                                 contributions and administrative expenses of the Company. Forfeitures applied to reduce contributions and administrative expenses of the Company amounted to $150,917 in 1997. There were no forfeitures for 1996.

   BENEFIT PAYMENTS:             After the applicable benefit condition is met,
                                 employees may elect to receive their benefits in a lump-sum distribution or as an annuity.

   PLAN TERMINATION:             In the event the Plan terminates, all amounts
                                 credited to affected members' accounts shall become fully vested and nonforfeitable and each member or the beneficiary of any member shall be entitled to receive his entire interest in the Plan.

   GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

3.  INVESTMENT PROGRAMS

The funds listed below were the investment options available to Plan participants as of December 31, 1997. Any of these funds may be held in cash pending investment or distribution.

(a)     Putnam Voyager Fund

The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

(b)     Putnam Income Fund

The objective of this fund is to provide high current income. This fund primarily invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. A portion of the portfolio may also include lower-rated bonds that may offer a higher yield in compensation for increased risk.

(c)     Stable Value Fund

The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

This fund is a combination of shares of Putnam Stable Value Fund, shares of the U.S. Trust Capital Preservation Fund, a Metropolitan Life Insurance Company investment contract, and money market instruments. Participant contributions made on or after May 1, 1997 were directed to Putnam Stable Value Fund. All investments should be in Putnam Stable Value Fund by January 1, 1999.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

(d)     Putnam Vista Fund

The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

(e)     First Hawaiian, Inc. Stock Fund

This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of First Hawaiian, Inc. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

(f)     Putnam International Growth Fund

The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

(g)     Putnam S&P 500 Index Fund

The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

(h)     Putnam Asset Allocation Funds

The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS


    Conservative Portfolio

    The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

    Balanced Portfolio

    The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

    Growth Portfolio

    The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

(i)     Putnam New Opportunities Fund

The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services, and value-oriented consuming.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

4.  INVESTMENTS

Plan assets were managed by First Hawaiian Bank under a trust agreement through April 30, 1997. Beginning May 1, 1997, Plan assets were managed by Putnam. At December 31, 1997 and 1996, investments of the Plan were as follows:

                                                   1997                         1996
                                        ---------------------------   -------------------------
                                           COST        FAIR VALUE        COST      FAIR VALUE
                                        ------------   ------------   -----------  ------------
 INVESTMENTS AT FAIR VALUE AS
 DETERMINED BY QUOTED MARKET PRICE:
    Common stocks:
      First Hawaiian, Inc.              $    --        $    --        $   96,333   $   119,350
      Other                                  --             --             5,558         4,875
    First Hawaiian Bank Investment
        Funds for Employee Benefit
        Trusts:
        Pooled Equity Fund                   --             --           869,439       940,421
        Pooled Fixed Income Fund             --             --           273,985       283,345
    Short-term cash investments:
      Bishop Street Money Market
          Fund, managed by First
          Hawaiian Bank                      --             --            36,673        36,673
      Fidelity Institutional Cash            --             --            88,453        88,453
          Portfolio
    Mutual funds:
      Putnam Voyager Fund                 1,812,019      2,007,085         --           --
      Putnam Income Fund                    319,485        324,045         --           --
      Putnam Stable Value Fund              426,665        426,665         --           --
      Putnam Vista Fund                     964,739        977,957         --           --
      First Hawaiian, Inc. Stock Fund       387,122        432,164         --           --
      Putnam International Growth           686,880        644,082         --           --
          Fund
      Putnam S&P 500 Index Fund             866,361        937,407         --           --
      Putnam Asset Allocation -
        Conservative Portfolio            1,075,113      1,049,771         --           --
      Putnam Asset Allocation -
        Balanced Portfolio                  843,395        809,297         --           --
      Putnam Asset Allocation -
        Growth Portfolio                  1,053,986      1,021,609         --           --
      Putnam New Opportunities Fund       1,742,162      1,872,422         --           --
      Fidelity Adv Equity Portfolio
        Growth Fund                          --             --           608,140       619,881
      Fidelity Adv Growth                    --             --           176,162       182,686
          Opportunity Fund
      Fidelity Adv Equity Portfolio
        Income Fund                          --             --           522,302       548,557
      Fidelity Adv Strategic                 --             --           342,928       323,586
          Opportunities Fund
                                        ------------   ------------   -----------  ------------
                                          10,177,927     10,502,504     3,019,973    3,147,827
                                        ------------   ------------   -----------  ------------
 INVESTMENTS AT ESTIMATED FAIR VALUE:
    Guaranteed investment contract
        funds:
      Westport Stable Return Fund            --             --           845,207       863,580
                                        ------------   ------------   -----------  ------------
                                             --             --           845,207       863,580
                                        ------------   ------------   -----------  ------------

        Total investments               $ 10,177,927   $ 10,502,504   $ 3,865,180  $ 4,011,407
                                        ============   ============   ===========  ============


                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 1997 and 1996, the net appreciation of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                                     1997        1996
                                                                   --------    --------
 INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET
      PRICE:
    Common stocks:
      First Hawaiian, Inc.                                         $ 31,415    $ 23,017
      Other                                                             293        (683)
    First Hawaiian Bank Investments for Employee Benefit
        Trusts:
      Pooled Equity Fund                                             92,919      70,985
      Pooled Fixed Income Fund                                        2,420       9,388
    Mutual funds                                                    491,135      25,905

 INVESTMENTS AT ESTIMATED FAIR VALUE:
    Guaranteed investment contract funds                             18,633      18,580
                                                                   --------    --------

      Net appreciation of investments                              $636,815    $147,192
                                                                   ========    ========


Dividend income earned from investments in First Hawaiian, Inc. common stock amounted to $7,429 and $2,063 in 1997 and 1996, respectively.


5.  TAX STATUS

The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

6.  PRIOR YEAR FINANCIAL INFORMATION

The statement of changes in net assets available for plan benefits includes certain prior-year summarized comparative information in total but not by fund. Such information does not include sufficient detail to constitute a presentation in conformity with generally accepted accounting principles. Accordingly, such information should be read in conjunction with the Plan's financial statements as of and for the year ended December 31, 1996, from which the summarized information was derived.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS


7.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

The following summarizes the changes in net assets available for plan benefits for the year ended December 31, 1997.


                                                   FOR THE YEAR ENDED
                                                    DECEMBER 31, 1997
                                            ----------------------------------
                                                                MAY 1, 1997
                                                                  THROUGH
                                            JANUARY 1, 1997    DECEMBER 31,
                                                THROUGH            1997
                                            APRIL 30, 1997        (PUTNAM
                                            (FIRST HAWAIIAN   FIDUCIARY TRUST
                                                 BANK)           COMPANY)           TOTAL
                                            ----------------  ----------------    -----------
 ADDITIONS
    Employer contributions                      $ 1,429,617       $ 4,187,144     $ 5,616,761
    Net appreciation of investments                  43,674           593,141         636,815
    Interest and dividend income                     14,527           694,041         708,568
                                                -----------       -----------     -----------
                                                  1,487,818         5,474,326       6,962,144
                                                -----------       -----------     -----------
 DEDUCTIONS
    Payments made to participants                    99,178           234,390         333,568
    Administrative expenses                           4,853            92,535          97,388
                                                -----------       -----------     -----------
                                                    104,031           326,925         430,956
                                                -----------       -----------     -----------

        Increase in net assets                    1,383,787         5,147,401       6,531,188

 NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Beginning of year                             5,356,089                --       5,356,089
    One-time transfer to Putnam                  (6,739,876)        6,739,876              --
                                                -----------       -----------     -----------

    End of year                                 $        --       $11,887,277     $11,887,277
                                                ===========       ===========     ===========

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS

7.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND (CONTINUED)

FIRST HAWAIIAN BANK -

                                                        FOR THE PERIOD JANUARY 1, 1997 THROUGH APRIL 30, 1997
                                         -------------------------------------------------------------------------------
                                                                           GUARANTEED
                                                             FIXED         INVESTMENT
                                            EQUITY          INCOME          CONTRACT           IMA
                                             FUND            FUND             FUND             FUND             TOTAL
                                         -----------      -----------      -----------      -----------      -----------
ADDITIONS
  Employer contributions                 $   401,750       $ 100,212       $   294,382      $   633,273      $ 1,429,617
  Net appreciation (depreciation) of
    investments                               78,719           2,420            18,633          (56,098)          43,674
  Interest and dividend income                 5,278           1,104             2,859            5,286           14,527
                                         -----------       ---------       -----------      -----------      -----------
                                             485,747         103,736           315,874          582,461        1,487,818
                                         -----------       ---------       -----------      -----------      -----------

DEDUCTIONS
  Payments made to participants               15,807           7,607            35,830           39,934           99,178
  Administrative expenses                      1,411             396               886            2,160            4,853
                                         -----------       ---------       -----------      -----------      -----------
                                              17,218           8,003            36,716           42,094          104,031
                                         -----------       ---------       -----------      -----------      -----------

      Increase in net assets                 468,529          95,733           279,158          540,367        1,383,787

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS
    Beginning of period                    1,441,346         385,161         1,145,383        2,384,199        5,356,089
    Transfer (to) from other
      funds, net                              (2,164)          3,203           (64,972)          63,933               --
    One-time transfer to
      Putnam                              (1,907,711)       (484,097)       (1,359,569)      (2,988,499)      (6,739,876)
                                         -----------       ---------       -----------      -----------      -----------

    End of period                        $        --       $      --       $        --      $        --      $        --
                                         ===========       =========       ===========      ===========      ===========


                        FIRST HAWAIIAN, INC. FUTURE PLAN

                         NOTES TO FINANCIAL STATEMENTS


7.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND (CONTINUED)

PUTNAM FIDUCIARY TRUST COMPANY -




              FOR THE PERIOD MAY 1, 1997 THROUGH DECEMBER 31, 1997

============================================================================================================================
                                                                                 STABLE                          FIRST
                                              VOYAGER           INCOME           VALUE             VISTA      HAWAIIAN, INC.
                                               FUND              FUND            FUND              FUND        STOCK FUND
                                            -----------        ---------      -----------        ---------    -------------
ADDITIONS
    Employer contributions                  $   755,294        $ 117,875      $   229,607       $  378,081        $174,648
    Net appreciation (depreciation) of
          investments                           444,785            8,461               --           14,417          45,908
    Interest and dividend income                119,400           15,141           24,626           72,239           6,372
                                            -----------        ---------      -----------       ----------        --------
                                              1,319,479          141,477          254,233          464,737         226,928
                                            -----------        ---------      -----------       ----------        --------

DEDUCTIONS
    Payments made to participants                26,793            5,789           27,128            9,120           4,462
    Administrative expenses                       2,728              112           39,778               --           1,275
                                            -----------        ---------      -----------       ----------        --------
                                                 29,521            5,901           66,906            9,120           5,737
                                            -----------        ---------      -----------       ----------        --------

          Increase in net assets              1,289,958          135,576          187,327          455,617         221,191


NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Beginning of period                              --               --               --               --              --

    Transfer (to) from other funds, net      (2,017,694)        (257,951)      (1,073,579)         650,887         270,849

    One-time transfer to Putnam               2,988,499          484,097        1,359,569               --              --
                                            -----------        ---------      -----------       ----------        --------

    End of period                           $ 2,260,763        $ 361,722      $   473,317       $1,106,504        $492,040
                                            ===========        =========      ===========       ==========        ========


                                                                                 ASSET           ASSET            ASSET
                                             INTERNATIONAL                    ALLOCATION -      ALLOCATION -    ALLOCATION -
                                                GROWTH          S&P 500       CONSERVATIVE      BALANCED        GROWTH
                                                FUND          INDEX FUND       PORTFOLIO        PORTFOLIO       PORTFOLIO
                                             -----------      -----------     -----------      -----------      -----------
ADDITIONS
    Employer contributions                      $292,021       $  377,419      $  359,382         $315,385       $  431,880
    Net appreciation (depreciation) of
          investments                            (43,044)          72,710         (21,761)         (31,504)         (30,686)
    Interest and dividend income                  38,043               --          59,488           63,077           74,238
                                                --------       ----------      ----------         --------       ----------
                                                 287,020          450,129         397,109          346,958          475,432
                                                --------       ----------      ----------         --------       ----------

DEDUCTIONS
    Payments made to participants                  8,021            9,137          68,291           32,403           18,466
    Administrative expenses                        3,406            2,920          36,467               --            1,004
                                                --------       ----------      ----------         --------       ----------
                                                  11,427           12,057         104,758           32,403           19,470
                                                --------       ----------      ----------         --------       ----------

          Increase in net assets                 275,593          438,072         292,351          314,555          455,962


NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Beginning of period                               --               --              --               --               --

    Transfer (to) from other funds, net          467,416          634,765         877,848          600,060          709,893

    One-time transfer to Putnam                       --               --              --               --               --
                                                --------       ----------      ----------         --------       ----------

    End of period                               $743,009       $1,072,837      $1,170,199         $914,615       $1,165,855
                                                ========       ==========      ==========         ========       ==========


                                                 NEW           MONEY
                                             OPPORTUNITIES     MARKET
                                                FUND            FUND             TOTAL
                                             -----------     -----------      -----------
ADDITIONS
    Employer contributions                   $   745,914     $     9,638      $ 4,187,144
    Net appreciation (depreciation) of
          investments                            133,855              --          593,141
    Interest and dividend income                  41,016         180,401          694,041
                                             -----------     -----------      -----------
                                                 920,785         190,039        5,474,326
                                             -----------     -----------      -----------

DEDUCTIONS
    Payments made to participants                 24,768              12          234,390
    Administrative expenses                        4,844               1           92,535
                                             -----------     -----------      -----------
                                                  29,612              13          326,925
                                             -----------     -----------      -----------

          Increase in net assets                 891,173         190,026        5,147,401


NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Beginning of period                               --              --               --

    Transfer (to) from other funds, net        1,235,243      (2,097,737)              --

    One-time transfer to Putnam                       --       1,907,711        6,739,876
                                             -----------     -----------      -----------

    End of period                            $ 2,126,416     $        --      $11,887,277
                                             ===========     ===========      ===========

                        FIRST HAWAIIAN, INC. FUTURE PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997


                                                                                         PAR VALUE,
                                                                                          MATURITY
                                                                                           VALUE,
                                                        MATURITY  INTEREST                 UNITS,
 IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY    DATE     RATE     COLLATERAL   OR SHARES         COST        FAIR VALUE
 -----------------------------------------------------  --------  --------  -----------  ------------   ------------   ------------
 MUTUAL FUNDS:
    Putnam Voyager Fund                                   --        --          --           105,351    $ 1,812,019    $ 2,007,085
    Putnam Income Fund                                    --        --          --            45,576        319,485        324,045
    Putnam Stable Value Fund                              --        --          --           426,665        426,665        426,665
    Putnam Vista Fund                                     --        --          --            82,389        964,739        977,957
    First Hawaiian, Inc. Stock Fund                       --        --          --            10,872        387,122        432,164
    Putnam International Growth Fund                      --        --          --            38,637        686,880        644,082
    Putnam S&P 500 Index Fund                             --        --          --            41,527        866,361        937,407
    Putnam Asset Allocation - Conservative Portfolio      --        --          --           105,358      1,075,113      1,049,771
    Putnam Asset Allocation - Balanced Portfolio          --        --          --            72,713        843,395        809,297
    Putnam Asset Allocation - Growth Portfolio            --        --          --            82,856      1,053,986      1,021,609
    Putnam New Opportunities Fund                         --        --          --            38,479      1,742,162      1,872,422
                                                                                                        ------------   ------------

        Total Assets Held For Investment Purposes                                                       $10,177,927    $10,502,504
                                                                                                        ============   ============


                        FIRST HAWAIIAN, INC. FUTURE PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997


                                               DESCRIPTION                                               COST OF      FAIR VALUE
 IDENTITY OF PARTY INVOLVED    RELATIONSHIP     OF ASSET           PURCHASE PRICE     SELLING PRICE       ASSET       OF ASSET (B)
 ----------------------------  ----------- ---------------------  ----------------- -----------------  ------------- -------------
 Bishop Street Funds              (C)      Money Market Fund      $  1,722,846 (A)  $     --           $  1,722,846  $  1,722,846
                                                                       --              1,645,535 (A)      1,645,535     1,645,535
 First Hawaiian Bank              (C)      Pooled Equity Fund
      Investment
    Fund For Employee                         (4,644 units)            650,000 (2)        --                650,000       650,000
        Benefit
    Trusts                                 Pooled Fixed Income
        (party-in-interest)                   Fund
                                              (3,586 units             170,000 (2)        --                170,000       170,000
                                                  purchased)
                                              (9,582 units             --                455,765 (1)        443,985       455,765
                                                  sold)
 Fidelity Advisors Equity                  Mutual Fund                 605,565 (5)        --                605,565       605,565
      Portfolio Growth CLI & CLA                                       --              1,203,247 (1)      1,213,705     1,203,247
 Fidelity Advisors Mid                     Mutual Fund               1,079,796 (4)        --              1,079,796     1,079,796
      Capital Fund CLI                                                 --              1,038,525 (1)      1,079,796     1,038,525
 Fidelity Advisors Equity                  Mutual Fund                 --                797,577 (2)        767,622       797,577
      Portfolio Income CLI & CLA
 Fidelity International Cash               Money Market Fund         1,323,031 (A)        --              1,323,031     1,323,031
    Portfolio Treasury I                                               --              1,411,484 (A)      1,411,484     1,411,484
 Fidelity Advisors Strategic               Mutual Fund                 --                358,650 (1)        375,627       358,650
    Opportunities Fund CLI
 Westport Stable Return Fund               Guaranteed                  475,310 (3)        --                475,310       475,310
                                                Investment
                                           Contract Fund               --              1,357,522 (1)      1,320,517     1,357,522
 Putnam Income Fund               (D)      Mutual Fund                 272,506 (A)        --                272,506       272,506
                                                                       --                442,813 (A)        438,911       442,813


                                   NET GAIN
 IDENTITY OF PARTY INVOLVED         (LOSS)
 ----------------------------   -------------
 Bishop Street Funds            $     --
                                      --
 First Hawaiian Bank
      Investment
    Fund For Employee                 --
        Benefit
    Trusts
        (party-in-interest)

                                      --

                                      11,780

 Fidelity Advisors Equity             --
      Portfolio Growth CLI & CLA     (10,458)
 Fidelity Advisors Mid                --
      Capital Fund CLI               (41,271)
 Fidelity Advisors Equity             29,955
      Portfolio Income CLI & CLA
 Fidelity International Cash          --
    Portfolio Treasury I              --
 Fidelity Advisors Strategic         (16,977)
    Opportunities Fund CLI
 Westport Stable Return Fund          --

                                      37,005
 Putnam Income Fund                   --
                                       3,902

Note:

(A) Includes numerous transactions.

(B) Fair value at date of transaction.

(C) Fund is managed by First Hawaiian Bank, which is a subsidiary of First Hawaiian, Inc.

(D) Fund is managed by Putnam, trustee of Plan.

(E) Plan sponsor.

(#) Indicates number of transactions.

                        FIRST HAWAIIAN, INC. FUTURE PLAN

                          YEAR ENDED DECEMBER 31, 1997


                                             DESCRIPTION                                                   COST OF     FAIR VALUE
  IDENTITY OF PARTY INVOLVED   RELATIONSHIP    OF ASSET            PURCHASE PRICE     SELLING PRICE        ASSET      OF ASSET (B)
 ----------------------------- -----------  ----------------      -----------------   --------------   -------------  -----------
 Putnam Vista Fund                (D)       Mutual Fund           $    985,361 (A)    $   --           $    985,361   $   985,361

 Putnam Voyager Fund              (D)       Mutual Fund                877,028 (A)        --                877,028       877,028

 Putnam New Opportunities         (D)       Mutual Fund              1,801,689 (A)        --              1,801,689     1,801,689
      Fund

 Putnam Asset Allocation -        (D)       Mutual Fund              1,096,733 (A)        --              1,096,733     1,096,733
    Growth Portfolio

 Putnam Asset Allocation -        (D)       Mutual Fund                892,065 (A)        --                892,065       892,065
    Balanced Portfolio

 Putnam Asset Allocation -        (D)       Mutual Fund              1,277,349 (A)        --              1,277,349     1,277,349
    Conservative Portfolio                                              --               205,755 (A)        202,173       205,755

 Putnam S&P 500 Index Fund        (D)       Mutual Fund                916,493 (A)        --                916,493       916,493

 Putnam International Growth      (D)       Mutual Fund                723,748 (A)        --                723,748       723,748
      Fund

 First Hawaiian, Inc. Stock       (E)       Mutual Fund                397,358 (A)        --                397,358       397,358
      Fund

 Putnam Stable Value Fund         (D)       Mutual Fund                354,528 (A)        --                354,528       354,528
                                                                        --             1,314,006 (A)      1,314,006     1,314,006

 Putnam Money Market Fund         (D)       Money Market Fund           --             2,097,762 (A)      2,097,762     2,097,762

                                  NET GAIN
  IDENTITY OF PARTY INVOLVED       (LOSS)
 ----------------------------- ------------
 Putnam Vista Fund              $    --

 Putnam Voyager Fund                 --

 Putnam New Opportunities            --
      Fund

 Putnam Asset Allocation -           --
    Growth Portfolio

 Putnam Asset Allocation -           --
    Balanced Portfolio

 Putnam Asset Allocation -           --
    Conservative Portfolio         3,582

 Putnam S&P 500 Index Fund           --

 Putnam International Growth         --
      Fund

 First Hawaiian, Inc. Stock          --
      Fund

 Putnam Stable Value Fund            --
                                     --

 Putnam Money Market Fund            --

Note:

(A) Includes numerous transactions.

(B) Fair value at date of transaction.

(C) Fund is managed by First Hawaiian Bank, which is a subsidiary of First Hawaiian, Inc.

(D) Fund is managed by Putnam, trustee of Plan.

(E) Plan sponsor.

(#) Indicates number of transactions.

                              REQUIRED INFORMATION

First Hawaiian, Inc. Future Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, are incorporated herein by this reference.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        FIRST HAWAIIAN, INC. FUTURE PLAN




Date  June 12, 1998                     By       /s/ SHEILA M. SUMIDA
     ----------------------------          ------------------------------------
                                                     Sheila M. Sumida
                                                    Plan Administrator

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of First Hawaiian, Inc. and Subsidiaries on Form S-8 (File No. 333-22107) of our report dated May 12, 1998, on our audits of the financial statements and schedules of the First Hawaiian, Inc. Future Plan as of and for the years ended December 31, 1997 and 1996, which report is included in this Annual Report on Form 11-K.


/s/ Coopers & Lybrand L.L.P.


Honolulu, Hawaii
June 11, 1998